UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[✓]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2015
Or
[X]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from ____ to ____

Commission file number 001-13253

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
RENASANT BANK 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
RENASANT CORPORATION
209 Troy Street
Tupelo, MS 38804-4827

Renasant Bank 401(k) Plan
Form 11-K
For the Year Ended December 31, 2015

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee
Renasant Bank 401(k) Plan
Tupelo, Mississippi

We have audited the accompanying statements of net assets available for benefits of the Renasant Bank 401(k) Plan (the "Plan") as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

Memphis, Tennessee
June 27, 2016

Renasant Bank 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014

Assets
Investments, at fair value
Mutual Funds	$37,811,528	$34,451,009
Separately managed accounts	47,910,717	44,515,369
Renasant Corporation common stock	30,553,167	21,768,653
Total investments	116,275,412	100,735,031

Receivables
Company contributions	9,179,958	7,153,516
Notes receivable from participants	1,625,313	1,517,919
Total receivables	10,805,271	8,671,435

Total assets	$127,080,683	$109,406,466

Liabilities
Other liabilities	72,926	59,971
Total liabilities	72,926	59,971

Net assets available for benefits	$127,007,757	$109,346,495

See Notes to Financial Statements.

Renasant Bank 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2015	2014

Investment income
Interest	$66,068	$27,858
Dividends	1,623,378	1,405,381
Net appreciation in fair value of investments	2,180,171	1,091,186
Other Income	1,925	—
Total investment income	3,871,542	2,524,425

Contributions
Company	9,179,958	7,153,516
Participants	6,201,601	4,970,999
Rollovers	882,685	7,395,629
Other	910	44
Total Contributions	16,265,154	19,520,188

Other deductions
Benefits paid to participants	9,418,440	6,576,628
Certain deemed distributions	141,195	21,303
Corrective distributions	23,893	77,042
Other expenses	3	—
Total other deductions	9,583,531	6,674,973

Transfer of assets from Renasant ESOP Plan	7,108,097	—

Net increase in net assets available for benefits	17,661,262	15,369,640

Net assets available for benefits:
Beginning of year	109,346,495	93,976,855

End of year	$127,007,757	$109,346,495

See Notes to Financial Statements.

Renasant Bank 401(k) Plan
Notes to Financial Statements

Note A – Description of Plan
The following brief description of the Renasant Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General: The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan covers substantially all employees of Renasant Corporation and its wholly-owned subsidiaries Renasant Bank and Renasant Insurance, Inc. (collectively referred to herein as the “Company”).

At December 28, 2015, an aggregate of $7,108,097, consisting of Renasant Corporation common stock, was transferred from the Renasant Bank Employee Stock Ownership Plan to the Plan.  Transferred amounts have been allocated to separate ESOP accounts maintained in the Plan for the benefit of each participant in the Renasant Bank Employee Stock Ownership Plan.  The accounts are fully vested.  Amounts allocated to the accounts are subject to diversification under the Plan’s ERISA Section 404(c) investment arrangement and are available for distribution upon the termination of service.

Eligibility: Common law employees of the Company, other than employees subject to a collective bargaining agreement, non-resident aliens, temporary and seasonal workers, are immediately eligible to participate in the Plan.

Contributions: Participants may voluntarily defer compensation up to applicable IRS limits, as defined in the Plan agreement. Any deferrals in excess of applicable IRS limits are distributed to the participant in accordance with the terms of the Plan and are included in the line item “Corrective distributions” in the Statements of Net Assets Available for Benefits. Participants may also rollover distributions from other qualified retirement plans, subject to the approval of the Plan administrator.

Provisions of the Plan allow participants who were age 50 years or older during the calendar year to make catch-up contributions to the Plan. Catch-up contributions represent associate compensation deferrals in excess of certain plan limits and statutory limits, including Internal Revenue Service (“IRS”) annual deferral limits.
The Company matches 100% of each eligible participant’s voluntary deferrals, up to 4% of compensation. The Company also makes nondiscretionary profit sharing contributions for eligible participants equal to 5% of his or her compensation and 5% of compensation in excess of the current Social Security wage base.

Participant Accounts; Allocations: The Plan maintains one or more accounts for each participant, including a money purchase account for participants in the prior The Peoples Bank & Trust Company Money Purchase Plan. Deferrals and rollover contributions are allocated to their respective accounts when made. Company contributions are made and allocated to their respective accounts at the end of the Plan year for those participants who (a) are employed on the last day of the Plan Year and are credited with 1,000 Hours of Service during such year, or (b) die or become Disabled during the Plan Year, or (c) reach their Early Retirement Date or Normal Retirement Date, whether or not employed on the last date of the Plan Year. No additional contributions are allocated to money purchase accounts.

Investments: Participants direct the investment of their accounts in an ERISA Section 404(c) arrangement. Earnings are allocated to accounts each business day.
The Plan provides participants the opportunity to annually elect whether cash dividends paid on employer stock will be invested in shares of employer stock within the individual participant's account or be paid to the participant in cash.

Vesting: Participants are fully vested in deferrals and rollovers and earnings allocable to such contributions. Matching and nondiscretionary Company contributions and money purchase accounts vest under a six-year graduated schedule as presented below:

Renasant Bank 401(k) Plan
Notes to Financial Statements

Note A – Description of Plan (continued)

Years of Service	Vested %
Less than two	0%
Two, but less than three	20%
Three, but less than four	40%
Four, but less than five	60%
Five, but less than six	80%
Six or more	100%

Forfeitures: Forfeitures of non-vested Company contributions are used to reduce future Company contributions. There were forfeitures used in the amount of $341,001 and $212,253 at December 31, 2015 and 2014, respectively.

Benefits: Benefits are equal to the vested value of each participant’s accounts. Upon termination of service, benefits are paid in the form of a single sum, except those amounts allocable to a participant’s money purchase account which are paid in the form of an annuity, unless a participant otherwise elects. Benefits are recorded when paid.

Administrative Expenses: The Plan sponsor pays the direct costs of the Plan, including legal, audit, custodial and recordkeeping fees.

Notes Receivable from Participants: Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, unless the loan is for the purchase of a principal residence. The loans are secured by the balance in the participant's accounts and bear interest at 1% over the Prime Rate published in the Wall Street Journal on the first business day of the month before the loan is originated. At December 31, 2015, the Prime Rate was 3.25%. The interest is fixed for the life of the loan. Principal and interest are paid ratably through payroll deductions.

Note B – Summary of Significant Accounting Policies

Basis of Accounting: The Plan's financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note H, “Fair Value Measurements,” for a discussion of the methods and assumptions used by the Plan to estimate the fair values of the Plan’s investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in the fair value of investments, as recorded in the Statements of Changes in Net Assets Available for Benefits, includes changes in the fair value of investments acquired, sold or held during the year.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes are reclassified as distributions based upon applicable law and are included in the Statements of Changes in Net Assets Available for Benefits under the line item “Certain deemed distributions.”

Renasant Bank 401(k) Plan
Notes to Financial Statements

Note B – Summary of Significant Accounting Policies (continued)

Subsequent Events: The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements, and has determined that no significant events occurred after December 31, 2015 but prior to the issuance of these financial statements that would have a material impact on its financial statements.

Impact of Recently-Issued Accounting Standards and Pronouncements:

In July 2015, the FASB issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12). ASU 2015-12 Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. ASU 2015-12 Part II simplifies the investment disclosure requirements under existing U.S. GAAP, including eliminating the disclosure of (1) individual investments that represent five percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type. ASU 2015-12 Part III does not apply to the Plan. The amendments in ASU 2015-12 applicable to the Plan are effective retrospectively for the year ending December 31, 2016 with early adoption permitted. The Company has fully adopted and implemented the changes provided by ASU 2015-12 in this Form 11-K.

In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The Company is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

Note C – Related Party Transactions

Renasant Corporation sponsors the Plan. Renasant Corporation common stock is one of the investment options in the Plan. Renasant Bank is the trustee of the Plan. Great-West Life & Annuity Insurance Company and related subsidiaries are third party administrators of the Plan. Transactions between the Plan and these entities constitute exempt party-in-interest transactions.

Certain of the Plan’s investments are managed funds consisting of mutual funds aggregated specifically for the investment option of participants in the Plan. Although these funds bear the name of Renasant Bank, they do not consist of shares of the Company, and the underlying mutual funds are not proprietary to the Company.

Note D – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note E – Tax Status

The Plan obtained its latest determination letter on February 22, 2011, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since that date and a request for a determination letter is pending. The Plan administration believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Renasant Bank 401(k) Plan
Notes to Financial Statements

Note F – Plan Termination

Although it has not expressed any intent to do so, the Company has the right at any time to terminate the Plan, in whole or in part, subject to the provisions of ERISA. In the event of Plan termination, affected participants will become 100% vested in their accounts.

Note G – Fair Value Measurements

Financial Accounting Standards Board Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures,” provides guidance for using fair value to measure assets and liabilities and also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to a valuation based on quoted prices in active markets for identical assets and liabilities (Level 1), moderate priority to a valuation based on quoted prices in active markets for similar assets and liabilities and/or based on assumptions that are observable in the market (Level 2), and the lowest priority to a valuation based on assumptions that are not observable in the market (Level 3).
The following methods and assumptions are used by the Plan to estimate the fair values of the Plan’s financial instruments on a recurring basis:
Mutual funds: These investments are valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Separately managed accounts: These investments are valued based on the market value of the underlying investments. The initial pricing inputs are the quoted share prices obtained for the underlying mutual funds which are then adjusted to apply any applicable expense factor.
Renasant Corporation common stock: The Company’s common stock is traded on the NASDAQ Global Select Market and is valued using the closing price on the last day of the Plan year.
The following table presents the Plan’s financial instruments that are measured at fair value on a recurring basis at December 31, 2015 and 2014:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Totals
December 31, 2015
Mutual funds	$37,811,528	—	—	$37,811,528
Separately managed accounts	—	47,910,717	—	47,910,717
Renasant Corporation common stock	30,553,167	—	—	30,553,167
	$68,364,695	47,910,717	—	$116,275,412

December 31, 2014
Mutual funds	$34,451,009	—	—	$34,451,009
Separately managed accounts	—	44,515,369	—	44,515,369
Renasant Corporation common stock	21,768,653	—	—	21,768,653
	$56,219,662	$44,515,369	$—	$100,735,031

Renasant Bank 401(k) Plan
Notes to Financial Statements

Note H – Mergers and Acquisitions

Acquisition of Heritage Financial Group, Inc.

Effective July 1, 2015, the Company completed its acquisition by merger with Heritage Financial Group, Inc. (“Heritage”). At closing, Heritage merged with and into the Company, with the Company surviving the merger. On the same date, HeritageBank was merged into Renasant Bank.

The Heritage Bank 401(k) Plan was not merged into the Renasant Bank 401(k) Plan at July 1, 2015 and was terminated as of June 30, 2015. A termination letter was received on March 23, 2016 from the IRS for the Heritage Bank 401(k) Plan. The IRS found that termination of the Heritage Bank 401(k) Plan does not affect the qualification for federal tax purposes.

SUPPLEMENTAL SCHEDULE

RENASANT BANK 401(k) PLAN
EIN 64-0220550
PLAN 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2015

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Equity and fixed income mutual funds
	Dodge & Cox	International Stock Fund	***	$1,798,201
**	Great-West Financial	Federated International Leaders Inst	***	18,228
	JP Morgan	Undiscovered MGRS Behavioral Value Inst	***	569,190
	Vanguard	Small Cap Growth Index Admiral	***	1,876,062
	Vanguard	Large Cap Index ADM	***	709,729
	Vanguard	Mid Cap Index ADM	***	636,796
	Vanguard	Small Cap Index Fund Admiral	***	1,709,713
	Vanguard	Total Stock MRK Index Admiral	***	6,943,576
	JP Morgan	JPM Growth Advantage Select	***	3,310,657
**	Great-West Financial	Federated MDT Stock Inst	***	5,255
	Oppenheimer	International Small Co Y	***	2,034,807
	American Beacon	Mid Cap Value Instl	***	1,388,928
	Mass Mutual	Mass Mutual Select Mid Cap Growth	***	2,323,473
	T. Rowe Price	T. Rowe Price Blue Chip Growth	***	377,164
	Investco	Comstock Y	***	2,321,948
	Baird	Core Plus Bond Inst	***	213,593
**	Great-West Financial	Institutional High Yield Bond Fund	***	737,584
	Metropolitan West	Total Return Bond - I	***	4,958,515
**	Great-West Financial	Prime Obligations Fund - IS	***	5,878,109
				37,811,528

	Separately managed accounts (fund of funds)
*/**	Great-West Financial	Renasant Bank Income Fund	***	3,423,064
*/**	Great-West Financial	Renasant Bank Conservative Growth Plan	***	19,629,168
*/**	Great-West Financial	Renasant Bank Moderate Growth Plan	***	11,989,316
*/**	Great-West Financial	Renasant Bank Growth Plan	***	6,304,524
*/**	Great-West Financial	Renasant Bank Aggressive Growth Plan	***	6,564,645
				47,910,717

	Common stock fund
**	Renasant Corporation	Common Stock	***	30,553,167

	Notes receivables
**	Company Contributions	Company's annual matching and nondiscretionary contribution	***	9,179,958
**	Notes Receivable from Participants	Range of interest rates from 3.25% to 4.25% with maturity dates through 2024	***	1,625,313

	Total assets (held at end of year)			$127,080,683

*	Asset allocation plan administered by Renasant Trust Division-not a registered equity mutual fund under the Investment Company Act of 1940.

**	Denotes party-in-interest.
*** Cost information has been omitted for participant-directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

RENASANT BANK 401(k) PLAN

Date:	June 27, 2016	by:	/s/ Hollis Ray Smith
Hollis Ray Smith
Executive Vice President and
Human Resources Director

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm